EXHIBIT 99.1

PRESS RELEASE

Banro Declares Commercial Production at Twangiza Gold Mine and Provides Update
on Development at Namoya, Democratic Republic of the Congo

- Twangiza reaches commercial production as of September 1, 2012
- Plant expansion planning for Twangiza commenced in Q3, 2012
- Namoya development on schedule for mid-2013 start-up

Toronto, Canada – August 29, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to declare that its Twangiza gold mine, Banro’s first gold mine along the Twangiza-Namoya gold belt in the Democratic Republic of the Congo  (“DRC”), has reached commercial production and the Company will begin reporting revenue as of September 1, 2012.

“Achieving commercial production is Banro’s most significant milestone to date and one for which our board, management, and staff can proudly take credit,” commented Banro President & CEO Simon Village. “We have succeeded in establishing our first gold production unit in an area which, only three years ago, had virtually no passable roads, no power, no workable infrastructure and no skilled mining labour. It is this flagship mine and the in-county skills we have established that will secure the development of this gold belt. In addition to creating a mine in a remote part of the DR Congo, Banro has worked closely with its communities to deliver potable water, schools, clinics, direct and indirect employment, and prospects for a better future. We are both proud and humbled by these accomplishments. We will continue to drive for optimizations at Twangiza that lead to productivity improvements, and the potential to produce at a rate above the 10,000 ounce per month target will be vigorously pursued, whilst we continue the tightly-scheduled development of the Namoya gold mine. We will also support our exploration program to expand resources along the belt, and remain committed to our oxide strategy, which we believe is the most effective path to developing the belt and delivering maximum returns to our shareholders through optimal capital development, which will lead to low cash costs per ounce.”

Following the re-commissioning of Ball Mill 1 and the primary crusher, and the imminent commissioning of the secondary and tertiary crushing circuits, Banro anticipates production will initially be in the order of 8,000 ounces per month at Twangiza. In addition, planning towards a substantial plant upgrade, aiming at throughputs of up to 2 million tonnes per annum and gold production above the 10,000 ounces per month target, is underway. The US$10 – US$12 million cost of this upgrade has been factored into Banro’s capital expenditure program for the next 12 months and will include the installation of a larger mineral sizer/primary crusher to increase front end capacity, the installation of a second elution circuit and gold room, and additional Carbon-in-Leach (CIL) tanks will be installed to provide appropriate leach residence time at increased throughputs, thereby maintaining planned gold recoveries at the back end, which will enable higher throughputs without compromising gold recovery rates. These modifications are aimed at achieving the step up from the plant’s nominal 1.3 million tonnes per annum (mtpa) throughput to the target 2 mtpa through one expansion, rather than increasing throughput incrementally via a number of expansions as was originally envisaged.  Other minor modifications will also be made over the course of the next six to 12 months in support of this upgrade. Cost containment and cost reduction measures have been and will continue to be a priority for all Banro operations to mitigate the rising costs of fuel, reagents and labour as experienced throughout the industry today.

Namoya Development Project
At Namoya, Banro’s second mine currently in development at the southern end of the 210km long Twangiza-Namoya gold belt, construction activities, which commenced in early 2012, continue on an aggressive timeline with a gold production target of mid-2013. Namoya hosts a measured and indicated mineral resource of 24.77 million tonnes grading 1.99 g/t Au containing 1.58 million ounces of gold and an inferred mineral resource of 9.47 million tonnes grading 1.44 g/t Au containing 440,000 ounces of gold (see Reference Table 1 below). The Economic Assessment for Namoya reported in the January 24, 2012 press release indicates annual average production for the first five years of 122,000 ounces of gold from oxide material, with higher than average annual production of 139,000 ounces for the first three years. Capital expenditure at Namoya is expected to be in the order of US$173 million. This represents a slight increase from the initial capex requirement however, the elements compromising the increase include those which represent longer term cost savings such as  a Banro-owned mining fleet as the Company recently moved to owner operator mining, a mobile aggregate crushing plant, instead of relying on external contractors, a stacker instead of truck-loading which, with the use of local hydroelectric power as planned, will represent a significant long term savings, and two months of working capital covering the gap from the commissioning stage to production

To date, Banro has some 961 employees, contractors and consultants deployed on site at Namoya, and with the 540 km road access now established and navigable to the extent that the Company has successfully mobilized the majority of the earthworks and mining fleet to site, earthworks on site are now well established.  In terms of the access roads, some 44% of the 540 km total length is now completed to a production servicing standard. With regard to the mine and plant footprint, the resettlement process is now 35% completed, with the construction of dwellings for the community having been awarded to four local contractors, based on a strategy that has been implemented to effectively resettle and re-deploy the artisanal labour at Namoya. The tailings dam design is more than 70% completed, with construction of the tailings facility planned to commence in September 2012. The process plant design is now 100% complete, with some 80% of the plant equipment already procured, and the civil works aimed to be completed in the first quarter of 2013 ready for plant erection. Approximately 90% of the operational staff has been sourced for Namoya with the practical completion of the plant set for mid-2013.

Exploration
Banro’s exploration programs have prioritized adding resources at Twangiza and Namoya, as well as looking at the oxide expansion potential of these two projects, concurrent to drilling out and evaluating Lugushwa and Kamituga in order to determine the development priorities for the gold belt. “Adding to our mineable oxide and free-milling resources at both Twangiza and Namoya, and identifying expansion options for the producing mines will be our primary focus for the next 12 months as a strategy to support increased production with minimal capital investment,” commented Mr. Village. “While we are encouraged by our exploration activities at both Kamituga and Lugushwa to deliver additional projects, we have recently identified significant potential for larger resources at both Twangiza and Namoya, where we will have established infrastructure, resources and community relations for lower cost expansions, not to mention the benefits of a trained labour force.”

Enhancing Technical Teams
In the move to developing the Company and establishing the business as a fully integrated gold mining Company, Banro has recently added a number of senior technical experts to its staff compliment at Twangiza and Namoya, attracting highly qualified and experienced professionals keenly interested in contributing to Banro’s future growth.  The Company recently appointed Mr. Francisco Gonsalves to the role of General Manager at Banro’s Twangiza gold mining operation. Mr. Gonsalves comes with a strong operating pedigree, with his base qualification in electrical engineering and more than 22 years’ experience in production mining, processing and engineering in the base metals and gold sectors, across Southern, Central, and West Africa.  Mr. Gonsalves has been involved with various projects from commissioning to start-up and through to production expansion. Most recently, Mr. Gonsalves held the position of Deputy General Manager at Avocet Mining’s Inata Gold Mine. Mr. Gonsalves holds an Engineering Diploma and is an Affiliate Member of the Institute of Materials, Minerals and Mining of the United Kingdom.

“We are very pleased to have such a well-qualified and experienced mining engineer join our Twangiza operation and believe that Frans’ experience in gold and open-pit operations will be invaluable as we look to optimize and expand production at our Twangiza mine”, commented Colin Belshaw, Banro's Vice President of Operations. “We have also appointed a further five senior technical professionals to our Twangiza team and look forward to building our capabilities across the group as we continue our expansion of mining and plant operations across the belt.”

Reference Table 1 – Namoya Mineral Resource Estimate (effective date: December 23, 2011)
	Measured			Indicated			Inferred
	Mt	Au (g/t)	Moz	Mt	Au (g/t)	Moz	Mt	Au (g/t)	Moz
Oxide	8.50	1.86	0.51	1.65	1.45	0.07	2.41	1.18	0.10
Transitional	6.16	2.03	0.40	0.76	1.30	0.03	2.71	1.18	0.10
Fresh rock	5.25	2.36	0.40	2.45	2.10	0.17	4.35	1.74	0.24
Total	19.91	2.05	1.31	4.86	1.75	0.27	9.47	1.44	0.44
Notes:
1. Reported at a 0.4g/t Au cut-off grade. Additional information in respect of the above Namoya mineral resource estimates is included in the technical report of Venmyn Rand (Pty) Ltd. Dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Province, Maniema Province, Democratic Republic of the Congo.
2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Qualified Person
Colin J.S. Belshaw, FIMMM, I.Eng., Vice President, Operations and a “qualified person” (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.  The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Simon Village, CEO & President
Tel: +1 416 366-2221

Arnold T. Kondrat, Executive Vice-President
Tel: +1 (416) 366-2221

Naomi Nemeth, Investor Relations
Tel: +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938
E: info@banro.com

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, potential mineral resources and/or assumptions in respect of gold production, cash flow and costs, estimated project economics and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources or mineral reserves(the company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the indicated levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.